Exhibit 99.1

LIZHI INC. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

GUANGZHOU, March 12, 2020 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operational Highlights

•	Net revenues increased by 52.2% to RMB365.3 million (US$52.5 million) in the fourth quarter of 2019, from RMB240.0 million in the fourth quarter of 2018.

•	Average total mobile MAUs[1] in the fourth quarter of 2019 reached 51.9 million, representing an increase of 33.8% from 38.8 million in the fourth quarter of 2018.

•	Average total monthly paying users[2] in the fourth quarter of 2019 reached 434.1 thousand, representing an increase of 71.0% from 253.9 thousand in the fourth quarter of 2018.

Fiscal Year 2019 Financial and Operational Highlights

•	Net revenues increased by 47.8% to RMB1,180.6 million (US$169.6 million) in the fiscal year 2019, from RMB798.6 million in the prior year.

•	Average total mobile MAUs in the fiscal year 2019 reached 45.7 million, representing an increase of 30.2% from 35.1 million in the prior year.

•	Average total monthly paying users in the fiscal year 2019 reached 351.7 thousand, representing an increase of 51.5% from 232.1 thousand in the prior year.

Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI, commented, “We are very pleased to report solid financial and operational performance for the fourth quarter and full year 2019. The key to our success is our ability to grow a highly engaged community with extensive user-generated content library spanning a variety of interactive entertainment products. As we strategically work to promote vibrant interaction and engagement among users and content creators, we believe we’ve built a social audio ecosystem that grows and attracts new users in a virtuous cycle.”

“Capitalizing on the significant opportunities that AI brings to our industry, we are focused on its far-reaching potential to bring innovation, advancement and empowerment not only in content creation but also in content distribution and in creating superior user experience on our platform,” continued Mr. Lai. “We believe our diverse monetization capabilities and strategic focus on interactive audio entertainment-related content position us well in the audio market. Looking ahead to 2020, Lizhi will continue our strategic efforts to expand user base, boost content creation and unlock greater monetization potential from our growing content library and dynamic user community.”

Ms. Xi (Catherine) Chen, Chief Financial Officer of LIZHI, said, “We are pleased to deliver solid results in the fourth quarter of 2019 with top-line growth of 52.2% year-over-year. Specifically, our audio entertainment revenues increased by 51.7% year-over-year, driven by a 71.0% year-over-year growth in paying user base. We believe the increase of paying users was attributable to our content creation incentive programs that further energized our community. Going forward, we will remain committed to advancing our AI capabilities to build up a more vibrant and engaged audio community while strengthening our diverse commercialization capabilities, which we believe will better position us in the audio entertainment industry and create long-term value for our shareholders, ultimately.”

[1]

Refers to the average monthly number of active users of our platforms in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Fourth Quarter 2019 Unaudited Financial Results

Net revenues were RMB365.3 million (US$52.5 million) in the fourth quarter of 2019, representing an increase of 52.2% from RMB240.0 million in the fourth quarter of 2018.

Audio entertainment revenues increased by 51.7% to RMB360.4 million (US$51.8 million) in the fourth quarter of 2019, from RMB237.6 million in the fourth quarter of 2018. The increase was mainly attributable to increased user spending on our interactive audio entertainment products.

Podcast, advertising and other revenues increased by 108.1% to RMB4.9 million (US$0.7 million) in the fourth quarter of 2019, from RMB2.4 million in the fourth quarter of 2018. The increase was primarily attributable to increased user spending on our paid content services as a result of the increase in the number of paying users.

Cost of revenues increased by 77.5% to RMB300.8 million (US$43.2 million) in the fourth quarter of 2019, from RMB169.5 million in the fourth quarter of 2018, primarily due to (i) the growth of revenue sharing fees and other costs generally in line with the growth of our audio entertainment business, and (ii) short-term incentive program we launched in the third quarter of 2019, which incurred additional revenue sharing fees to encourage content creation, increase user spending and attract more content creators and users to our new podcast and interactive audio products and features.

Revenue sharing fees increased by 75.3% from RMB160.2 million in the fourth quarter of 2018 to RMB280.9 million (US$40.3 million) in the fourth quarter of 2019, primarily due to an increase in the revenue sharing fees to content creators in the fourth quarter of 2019 which was attributable to the growth of our audio entertainment business and the short-term incentive program we launched in the third quarter of 2019.

Salary and welfare benefits increased by 168.3% from RMB3.6 million in the fourth quarter of 2018 to RMB9.6 million (US$1.4 million) in the fourth quarter of 2019, primarily due to an increase in the number of the employees in relation to the expansion of our operations.

Payment handling costs increased by 145.0% to RMB4.8 million (US$0.7 million) in the fourth quarter of 2019 from RMB1.9 million in the fourth quarter of 2018, primarily due to an increase in the commissions to the third-party payment channels as a result of increased paying users.

Bandwidth costs increased by 75.4% to RMB2.1 million (US$0.3 million) in the fourth quarter of 2019 from RMB1.2 million in the fourth quarter of 2018, primarily as a result of increased bandwidth usage due to an increase in active user base on our platform and our business growth.

Gross profit decreased by 8.6% to RMB64.4 million (US$9.3 million) from RMB70.5 million in the fourth quarter of 2018. Gross margin decreased to 17.6% in the fourth quarter of 2019 from 29.4% in the fourth quarter of 2018.

Operating expenses were RMB96.2 million (US$13.8 million) in the fourth quarter of 2019, representing an increase of 41.9% from RMB67.8 million in the fourth quarter of 2018. Among the operating expenses, selling and marketing expenses decreased by 0.9% to RMB28.8 million (US$4.1 million) in the fourth quarter of 2019 from RMB29.1 million in the fourth quarter of 2018, primarily attributable to a decrease in the expenses related to promoting activities in the fourth quarter of 2019. Research and development expenses increased by 77.9% to RMB52.3 million (US$7.5 million) in the fourth quarter of 2019 from RMB29.4 million in the fourth quarter of 2018, mainly due to our efforts in the development of AI applications and enhancing data security. General and administrative expenses increased by 61.8% to RMB15.1million (US$2.2 million) in the fourth quarter of 2019 from RMB9.3 million in the fourth quarter of 2018, primarily due to an increase of the number of our administrative staff.

Operating loss was RMB31.7 million (US$4.6 million) in the fourth quarter of 2019, compared to an operating income of RMB2.7 million in the fourth quarter of 2018.

Net loss was RMB29.0 million (US$4.2 million) in the fourth quarter of 2019, compared to a net income of RMB2.0 million in the fourth quarter of 2018.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB302.8 million (US$43.5 million) in the fourth quarter of 2019, compared to RMB58.5 million in the fourth quarter of 2018.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders3, which excludes accretions to preferred shares redemption value, was RMB29.0 million (US$4.2 million) in the fourth quarter of 2019, compared to non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders of RMB2.0 million in the fourth quarter of 2018.

Basic and diluted net loss per share were RMB1.16 (US$0.17) in the fourth quarter of 2019, compared to RMB0.23 in the fourth quarter of 2018. Non-GAAP basic and diluted net loss per share4 were RMB0.11 (US$0.02), compared to non-GAAP basic and diluted net income per share of RMB0.01 in the fourth quarter of 2018.

Fiscal Year 2019 Unaudited Financial Results

Net revenues were RMB1,180.6 million (US$169.6 million) in the fiscal year 2019, representing an increase of 47.8% from RMB798.6 million in the prior year, mainly attributable to the increase in virtual gift sales in relation to audio entertainment products.

Audio entertainment revenues increased by 48.8% to RMB1,167.9 million (US$167.8 million) in the fiscal year 2019, from RMB785.1 million in the prior year. The increase was mainly attributable to the increase in the number of audio entertainment paying users and their spending on LIZHI’s interactive audio products in 2019 as LIZHI’s interactive audio products continued to gain popularity among users.

Podcast, advertising and other revenues decreased by 5.9% to RMB12.7 million (US$1.8 million) in the fiscal year 2019, from RMB13.5 million in the prior year. The decrease was primarily attributable to a decrease in our advertising revenue as a result of our strategic focus on strengthening and expanding our audio entertainment business in 2019.

Cost of revenues increased by 60.9% to RMB910.2 million (US$130.7 million) in the fiscal year 2019, from RMB565.6 million in the prior year, primarily due to (i) the growth of revenue sharing fees and other costs generally in line with the growth of the audio entertainment business, and (ii) short-term incentive program the Company launched in the third quarter of 2019, which led to additional revenue sharing fees to encourage content creation, enhance user spending and attract more content creators and users to the new podcast and interactive audio products and features.

Revenue sharing fees increased by 61.3% to RMB850.2 million (US$122.1 million) in the fiscal year 2019, from RMB527.1 million in the prior year, primarily due to an increase in the revenue sharing fees to content creators, as a result of the growth of our audio entertainment business and the short-term incentive program we launched in the third quarter of 2019.

Salary and welfare benefits increased by 147.4% to RMB29.1 million (US$4.2 million) in the fiscal year of 2019, from RMB11.7 million in the prior year, primarily due to an increase in the number of the employees in relation to the expansion of our operations.

Payment handling costs increased by 115.7% to RMB15.6 million (US$2.2 million) in the fiscal year of 2019, from RMB7.2 million in the prior year, primarily due to an increase in the commissions to the third-party payment channels as a result of increased paying users.

[3]

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value. These adjustments amounted to RMB273.8 million (US39.3 million) and RMB60.5 million in the fourth quarter of 2019 and 2018, respectively. Please refer to the section titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[4]

Non-GAAP basic and diluted net income/(loss) per share is a non-GAAP financial measure, which is defined as non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income/(loss) per share.

Bandwidth costs increased by 63.4% to RMB5.7 million (US$0.8 million) in the fiscal year of 2019 from RMB3.5 million in the prior year, primarily due to increased bandwidth usage as a result of an increase in active user base on our platform and our business growth.

Gross profit increased by 16.1% to RMB270.4 million (US$38.8 million) in the fiscal year 2019 from RMB232.9 million in the prior year. Gross margin decreased to 22.9% in the fiscal year 2019 from 29.2% in the prior year.

Operating expenses were RMB412.3 million (US$59.2 million) in the fiscal year 2019, representing an increase of 68.3% from RMB244.9 million in the prior year. Among the operating expenses, selling and marketing expenses increased by 54.5% to RMB208.6 million (US$30.0 million) in the fiscal year 2019, from RMB135.0 million in the prior year, primarily associated with the launch of new products and features and our enhanced efforts in marketing for capturing new opportunities and strengthening our market position. Research and development expenses increased by 89.9% to RMB158.0 million (US$22.7 million) in the fiscal year 2019, from RMB83.2 million in the prior year, primarily due to our efforts in developing AI applications and enhancing data security. General and administrative expenses increased by 71.2% to RMB45.7 million (US$6.6 million) in the fiscal year 2019, from RMB26.7 million in the prior year, as a result of an increase of the number of our administrative staff.

Operating loss was RMB141.8 million (US$20.4 million) in the fiscal year 2019, compared to RMB12.0 million in the prior year.

Net loss was RMB133.0 million (US$19.1 million) in the fiscal year 2019, compared to a net loss of RMB9.3 million in the prior year.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB1,073.1 million (US$154.1 million) in the fiscal year 2019, compared to RMB225.5 million in the prior year.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders, which excludes accretions to preferred shares redemption value, was RMB133.0 million (US$19.1 million) in the fiscal year 2019, compared to RMB9.3 million in the prior year.

Basic and diluted net loss per share were RMB4.13 (US$0.59) in the fiscal year 2019, compared to RMB0.87 in the prior year. Non-GAAP basic and diluted net loss per share were RMB0.51 (US$0.07) in the fiscal year 2019, compared to RMB0.04 in the prior year.

Recent Developments

On January 22, 2020, the Company completed an initial public offering (the “IPO”) of 4,100,000 American Depositary Shares (“ADSs”), each representing 20 Class A ordinary shares of the Company, at an offering price of US$11.0 per ADS and listed on the Nasdaq Global Market.

Recently there was a novel coronavirus outbreak in China, known as COVID-19, which soon spread throughout China and in certain other countries. The COVID-19 outbreak has brought uncertainties and interruptions to China’s macroeconomics and may have adverse effects on our operations. The Chinese government has taken various measures to constrain the outbreak. This COVID-19 outbreak has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home. LIZHI prioritizes the health and safety of its employees, and has taken various preventative and quarantine measures across the Company soon after the outbreak. As a result of the COVID-19 outbreak, our normal work schedule and results of operations may be adversely impacted, and our revenues for this period may be difficult to predict. With offline activities in China largely limited since early 2020 and many communities subject to temporary lockdown, travel restriction or other form of quarantine, the interruptions of COVID-19 to our platform might be partially mitigated by increased popularity of online audio platform. We cannot guarantee you that this will be the case, or the increased popularity will sustain after the efforts to curb the spread of COVID-19 cease. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact, among others.

Business Outlook

For the first quarter of 2020, the Company currently expects net revenues to be in the range of RMB350.0 million to RMB370.0 million, representing a year-over-year growth of approximately 33.8% to 41.4%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 12, 2020 (8:00 PM Beijing/Hong Kong Time on March 12, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong, China:	+852-3018-6771
Hong Kong, China (toll free):	800-906-601
Mainland China:	400-620-8038
International:	+65-6713-5090
Conference ID:	5723748

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 18, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	5723748

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since the launch of its Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). LIZHI uses non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss per share, which are non-GAAP financial measures. Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value. Non-GAAP basic and diluted net loss per share is non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of shares used in the calculation of basic and diluted net loss per share. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value, which may not be recurring in its business.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2019 Pro forma[5]	December 31, 2019 Pro forma
	RMB	RMB	US$	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,604	82,709	11,880	82,709	11,880
Accounts receivable, net	6,485	2,979	428	2,979	428
Prepayments and other current assets	5,924	18,774	2,697	18,774	2,697

Total current assets	218,013	104,462	15,005	104,462	15,005

Non-current assets
Property and equipment, net	17,195	32,387	4,652	32,387	4,652
Intangible assets, net	1,451	1,701	244	1,701	244
Other non-current assets	—	2,133	306	2,133	306

Total non-current assets	18,646	36,221	5,202	36,221	5,202

TOTAL ASSETS	236,659	140,683	20,207	140,683	20,207

LIABILITIES
Current liabilities
Accounts payable	76,715	72,299	10,385	72,299	10,385
Deferred revenue	10,668	14,530	2,087	14,530	2,087
Salary and welfare benefits payable	39,521	68,935	9,902	68,935	9,902
Other tax payable	4,884	2,631	377	2,631	377
Accrued liabilities and other current liabilities	24,026	33,729	4,845	33,729	4,845

Total current liabilities	155,814	192,124	27,596	192,124	27,596

TOTAL LIABILITIES	155,814	192,124	27,596	192,124	27,596

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	164,733	344,876	49,538	—	—
Series B convertible redeemable preferred shares	195,422	400,476	57,525	—	—
Series C convertible redeemable preferred shares	249,150	485,302	69,709	—	—
Series C1 convertible redeemable preferred shares	60,433	117,973	16,946	—	—
Series C1+ convertible redeemable preferred shares	49,539	92,966	13,354	—	—
Series D convertible redeemable preferred shares	250,098	438,439	62,978	—	—
Series D1 convertible redeemable preferred shares	37,429	66,958	9,618	—	—
TOTAL MEZZANINE	1,006,804	1,946,990	279,668	—	—

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized as of December 31, 2018 and, 2019, respectively, 260,000,000 issued and outstanding as of December 31, 2018 and 285,428,430 shares issued and 260,000,000 shares outstanding as of December 31, 2019, respectively, 829,036,090 shares authorized, issued and outstanding on a pro forma basis as of December 31, 2019).	171	189	27	556	80
Treasury stock	—	(18)	(3)	(18)	(3)
Additional paid in capital	—	—	—	1,946,623	279,615
Accumulated deficit	(929,888)	(2,003,031)	(287,717)	(2,003,031)	(287,717)
Accumulated other comprehensive income	3,758	4,429	636	4,429	636
TOTAL SHAREHOLDERS’ DEFICIT	(925,959)	(1,998,431)	(287,057)	(51,441)	(7,389)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	236,659	140,683	20,207	140,683	20,207

[5]

The unaudited condensed consolidated balance sheet data as of December 31, 2019 on a pro forma basis reflects the automatic conversion of all of our outstanding series A, B, C, C1, C1+, D and D1 preferred shares into 569,036,090 ordinary shares immediately prior to the completion of our initial public offering.

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	237,609	325,196	360,353	51,761	785,101	1,167,934	167,763
Podcast, advertising and other revenues	2,367	3,516	4,925	708	13,460	12,663	1,819

Total net revenues	239,976	328,712	365,278	52,469	798,561	1,180,597	169,582
Cost of revenues	(169,480)	(264,605)	(300,835)	(43,212)	(565,634)	(910,155)	(130,736)

Gross profit	70,496	64,107	64,443	9,257	232,927	270,442	38,846

Operating expenses
Selling and marketing expenses	(29,072)	(58,310)	(28,805)	(4,138)	(135,014)	(208,550)	(29,956)
General and administrative expenses	(9,308)	(13,842)	(15,056)	(2,163)	(26,702)	(45,714)	(6,566)
Research and development expenses	(29,396)	(43,605)	(52,303)	(7,513)	(83,209)	(158,015)	(22,697)
Total operating expenses	(67,776)	(115,757)	(96,164)	(13,814)	(244,925)	(412,279)	(59,219)
Operating income/ (loss)	2,720	(51,650)	(31,721)	(4,557)	(11,998)	(141,837)	(20,373)

Interest income, net	86	84	37	5	221	300	43
Foreign exchange (losses)/gains	(139)	1,202	6	1	(58)	1,178	169
Investment loss	(458)	—	—	—	(458)	—	—
Government grants	243	2,002	3,070	441	3,626	9,452	1,358
Others, net	(451)	(123)	(342)	(49)	(675)	(2,050)	(294)

Income/(loss) before income taxes	2,001	(48,485)	(28,950)	(4,159)	(9,342)	(132,957)	(19,097)

Income tax expenses	—	—	—	—	—	—	—

Net income/(loss)	2,001	(48,485)	(28,950)	(4,159)	(9,342)	(132,957)	(19,097)

Accretions to preferred shares redemption value	(60,522)	(461,074)	(273,822)	(39,332)	(216,185)	(940,186)	(135,049)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(58,521)	(509,559)	(302,772)	(43,491)	(225,527)	(1,073,143)	(154,146)

Net income/(loss)	2,001	(48,485)	(28,950)	(4,159)	(9,342)	(132,957)	(19,097)
Other comprehensive income/(loss):
Foreign currency translation adjustments	(94)	1,495	(973)	(140)	2,649	671	96

Total comprehensive income/(loss)	1,907	(46,990)	(29,923)	(4,299)	(6,693)	(132,286)	(19,001)

Accretions to preferred shares redemption value	(60,522)	(461,074)	(273,822)	(39,332)	(216,185)	(940,186)	(135,049)
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(58,615)	(508,064)	(303,745)	(43,631)	(222,878)	(1,072,472)	(154,050)
Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.23)	(1.96)	(1.16)	(0.17)	(0.87)	(4.13)	(0.59)
—Diluted	(0.23)	(1.96)	(1.16)	(0.17)	(0.87)	(4.13)	(0.59)
Weighted average number of ordinary shares
—Basic	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000
—Diluted	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to LIZHI INC.’s ordinary shareholders	(58,521)	(509,559)	(302,772)	(43,491)	(225,527)	(1,073,143)	(154,146)
Accretions to preferred shares Redemption value	60,522	461,074	273,822	39,332	216,185	940,186	135,049

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	2,001	(48,485)	(28,950)	(4,159)	(9,342)	(132,957)	(19,097)

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.01	(0.19)	(0.11)	(0.02)	(0.04)	(0.51)	(0.07)
—Diluted	0.01	(0.19)	(0.11)	(0.02)	(0.04)	(0.51)	(0.07)
Weighted average number of ordinary shares
—Basic	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000
—Diluted	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000